Exhibit 99.33

Fellow CEDC Investor,

I am writing to you to express my deep concerns regarding the financial and operating condition of CEDC, as well as my frustration with the Board’s persistent refusal to take the steps necessary to address the situation. Just last week, for example, the Company suffered yet another unacceptable failure, as it missed its second consecutive Form 10-Q filing deadline.

In July, Roust Trading entered into revised agreements with CEDC that provided for my company to make substantial investments in CEDC. Also in July, David Bailey became Interim CEO and assumed responsibility for the Company’s finance function. Since then, things have only gotten worse. I have come to the conclusion that the Interim CEO, as well as the Company’s Board, are either unable or unwilling to make the changes necessary to see the Company through the critical financial and operating challenges it currently faces.

The problems that have surfaced since July are serious and include:

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The Company in October filed its restated financial statements reflecting an aggregate negative adjustment to the Company’s EBITDA of $59 million, which is approximately 50% higher than the anticipated impact at the time Roust Trading entered into the revised agreements.

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As a result of the massive restatement, the Company is again in breach of its agreements with Roust Trading and Roust Trading is no longer obligated to complete the pending strategic alliance transaction.

•	The Company and certain of its executives are the subject of potentially serious investigations, including with respect to possible violations of the Foreign Corrupt Practices Act.

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Last week, the Company failed for the second consecutive quarter to meet the Securities and Exchange Commission Form 10-Q filing deadline, providing yet another example of the Interim CEO’s inability to effectively and reliably manage the Company’s financial operations.

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The governance arrangements the Company announced just two months ago have not worked effectively, as the Interim CEO and independent Board members refuse to honor the commitments they have made. Instead of focusing on the Company’s priorities, they have routinely flouted the existing arrangements, attempted to impose additional restrictions intended to constrain Roust Trading and diverted our attention from more pressing concerns to request additional compensation for Special Committee members.

Meanwhile, you and I are made to pay the price of these repeated failures. The stock trades today barely above $2.00, down nearly 70% from its 52-week high. In addition, the Company is facing critical cash needs due to, among other things, a coupon payment of more than $40 million due December 2012 and large increases in excise taxes in Russia (over 70% from January 2012 to January 2013). Management’s only excuse for its failure to tackle this foreseeable problem is, incredibly, that it has yet to put together the basic financial information, such as short-term cash flow forecasts, required for it to act. These failures fall squarely on Mr. Bailey, yet the independent members of the Board have repeatedly refused to hold Mr. Bailey accountable.

Despite these failures, my goal is to find a way to fix and improve CEDC’s operating and financial condition. It is for this reason that I have devoted more than 60% of my business time over the last several months, as well as significant resources of Russian Standard, to try to reinvigorate CEDC, and it is for this reason that I continue to believe that it may be possible to complete an investment and strategic relationship with Roust Trading and Russian Standard, either on the terms of the revised investment agreements or on other reasonable terms acceptable to all parties. Having lost all confidence in Mr. Bailey and the independent members of the Board, however, I have significant doubts as to whether we will be able to complete a transaction, as it is simply impossible to negotiate in the absence of trustworthy management, credible financial information and effective Board oversight.

I hope you will agree with me that the time for action is now. Together, we can work to save CEDC. My efforts to work in a collegial manner with the Board and the Interim CEO have failed. I therefore write to you as fellow investors in the Company to urge you to reach out to the Board, in particular to its Lead Director Scott Fine, to demand that the Board proactively address the Company’s senior leadership failures by transferring responsibility for financial management from the Interim CEO to the Interim President or another qualified officer and appointing new independent directors with relevant industry experience to represent stockholder interests.

For my part, I am willing to continue to commit my industry expertise, time and resources to solve CEDC’s current challenges. I have offered to assume responsibility for the Company’s finance function, and have also suggested other CEDC employees who could do so. I have concrete ideas, but I am not willing to waste more of my time and resources with senior management and a Board whose independent members seem willing to push the Company over the cliff.

I look forward to an active and productive dialogue with you. Let us save CEDC—before it is too late.

Sincerely,

Roustam Tariko

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